

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2021

Johanna Cronin
Manager of StartEngine Assets LLC
StartEngine Collectibles Fund I LLC
9900 Culver Boulevard
Culver City, CA 90232

Re: StartEngine Collectibles Fund I LLC
Offering Statement on Form 1-A
Filed January 20, 2021
File No. 024-11416

Dear Ms. Cronin:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A Filed January 20, 2021

Summary, page 5

1.   Considering the complexity of your business model, including multiple managers and asset managers, please provide an organizational chart in an appropriate place in your filing.

Our Assets
Series Music, page 6

2.   We note your disclosure that "Series Music intends to acquire ownership and/or income and collection rights to sound recordings and musical compositions and the royalties derived from the exploitation of those sound recordings and musical compositions." We also note your disclosure on page 37 that you "will seek Music Assets with a royalty income-generating history, and our target is to acquire Music Assets generating on

average uncorrelated income of between 5-15% internal rate of return over at least three consecutive years," and that Skimmer Music will only receive fees once the holders of your Series Music Shares have received their preferred returns. Please explain whether you believe that the collection rights to sound recordings, musical compositions, and royalties, and any other Music Assets, are "investment securities" as defined in Section 3(a)(2) of the Investment Company Act. In your response, please provide your analysis for each different type of asset that may be held by your series, including any relevant case law, no-action letters, or other authorities.

3.   Please tell us whether you believe that either of your series may be considered an "investment company" under the Investment Company Act and, if so, whether any exemptions or exclusions may be applicable. In your response, please cite to any case law, no-action letters, or other authorities that you believe may be relevant.

Overview, page 6

4.   Please confirm that you will identify the assets underlying both Series Wine and Series Music prior to qualification. Once your underlying assets are identified, please update the relevant sections in your offering circular, including the Series Music and Series Wine underlying assets, the terms of the securities, the plan of distribution, the minimum amount and maximum number of series interests, and the use of proceeds, as applicable. Please note that your offering statement will not be qualified unless the underlying asset has been identified.

Managers of Our Series, page 7

5.   We note your disclosure that the Asset Manager of Series Music will be Skimmer Music LLC, and the Asset Manager of Series Wine will be Vinovest, Inc. Please clarify whether these managers are unrelated third parties or your affiliates. Please refer to the definition of "affiliate" in Rule 405 under the Securities Act. Please also clarify how and at what point in time these asset managers are appointed. In this regard, we note your disclosure on page 12 that your operations to date have been limited to organizing your company, and identifying the Asset Managers and Administrative Manager, but you disclose on page 7 that "each series will appoint an asset manager."

Distribution Rights, page 9

6.   Please clarify whether investors have an absolute right to receive the Preferred Return for a particular period. In this regard, we note your disclosure suggests that for a given period, a Preferred Return might not be paid out at the end of the period and instead could accrue, which seems to suggest an absolute right. If there is no such right, please disclose that there is no assurance of receiving the Preferred Return or any other rate of return. In addition, please clarify the measuring period used to calculate the amount of the Preferred Return for each asset class. In this regard, we note on page 9 you disclose it could be annual for wine and quarterly for music, but on page 56 you it appears to indicate that it

could be monthly for all classes. Finally, please disclose whether investors have any ability to audit, or otherwise receive an explanation regarding, decisions concerning their distribution rights.

Risk Factors
"Investors in this offering may not be entitled to a jury trial . . .", page 21

7.   Please amend your disclosure to clarify whether the jury trial waiver provision in your operating agreement will apply to purchasers in secondary transactions. Please also amend your disclosure to state that your Subscription Agreement also contains a jury trial waiver provision.

"Our operating agreement has a forum selection provision . . .", page 21

8.   We note your disclosure that your intend for your forum selection provision contained in your operating agreement to apply to Securities Act and Exchange Act claims. Please amend your exhibit to state the same, or tell us how you will inform future investors of the provision's applicability to federal securities law claims. Please also amend your disclosure to state that there is an exclusive forum provision in your Subscription Agreement.

Use of Proceeds to Issuer, page 27

9.   As this is a best efforts offering, please amend your disclosure to describe any anticipated material changes in the use of proceeds if all of the securities being qualified on the offering statement are not sold. Consider presenting this information assuming sales of 25%, 50%, and 75% of your offering. See Instruction 3 to Item 6 of Form 1-A.

Series Music
Industry Overview and Market Opportunity, page 39

10.   We note your disclosures that "in 2019, the global music industry grew by 8.2% to $20.2 billion; "[s]treaming revenues . . . grew by 22.9%, buoyed by a 24.1% increase in paid streaming;" "[s]ynchronization revenue . . . saw growth of 5.8%; "[c]ompared to 2017, performance rights revenue . . . showed a comparable growth rate of 8.7%.;" and "physical revenue . . . grew by 3.2% in the U.S. (the world's biggest music market) and 7.2% in Spain." Please amend your disclosure to clearly state that these statements about the music industry and potential growth rates in the music industry do not reflect the value of or potential returns on your shares, or shares in Series Music.

Series Wine
Industry Overview and Market Opportunity, page 44

11.   We note your disclosures that "[t]he secondary market for fine wine currently sits at around $5 billion;" "the global wine market was valued at approximately $302.02 billion in 2017 and is expected to generate revenue of around $423.59 billion by the end of

2023;" and "[a] recent report published by Mordor Intelligence forecasts that the global wine market will grow at a CAGR (Compound Annual Growth Rate) of around 5.8% between 2019 and 2024." Please amend your filing to clearly disclose that these statements about the wine industry and potential growth rates in the wine industry do not reflect the value of or potential returns on your shares, or shares in Series Wine.

Directors, Executive Officers, and Significant Employees, page 48

12.	We note your disclosure that the Administrative Manager will facilitate the secondary market, including listing on a National Securities Exchange or OTC Market. This disclosure appears to be inconsistent with your disclosure elsewhere that you intend to list your securities on the ATS operated by StartEngine Secondary. Please revise for consistency or advise.

Financial Statements October 14, 2020, Inception, page F-1

13.	Please tell us and disclose what financial statements you intend to include here and in your annual and semiannual reports once you and each Series are capitalized on other than on a nominal basis. Also, address whether the audit reports provided will cover StartEngine Collectibles Fund I LLC in total and each Series.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Stephen Kim at (202) 551-3291 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at (202) 551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:	Jamie Ostrow